CLECO POWER	EXHIBIT 12(b)

Computation of Ratios of Earnings to Fixed Charges
	FOR THE THREE MONTHS ENDED		FOR THE NINE MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)			SEPTEMBER 30, 2011
Earnings from continuing operations	$53,833		$119,557		$143,377
Income taxes	31,656		61,935		78,744
Earnings from continuing operations before income taxes	$85,489		$181,492		$222,121
Fixed charges:
Interest, long-term debt	$20,776		$62,416		$81,838
Interest, other (including interest on short-term debt)	4,258		11,175		13,325
Amortization of debt expense, premium, net	598		1,795		2,360
Portion of rentals representative of an interest factor	126		363		464
Interest of capitalized lease	442		1,356		1,827
Total fixed charges	$26,200		$77,105		$99,814
Earnings from continuing operations before income taxes	$85,489		$181,492		$222,121
Plus: total fixed charges from above	26,200		77,105		99,814
Earnings from continuing operations before income taxes and fixed charges	$111,689		$258,597		$321,935
Ratio of earnings to fixed charges	4.26	X	3.35	X	3.23	X